Exhibit (e)(2)

Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Board
of Directors of Westin Hotels Limited Partnership

     In July 2003, Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) performed financial advisory services for the General Partners and the Partnerships, including rendering a fairness opinion to the limited partners of WHLP in connection with the tender offer made by Windy City Investments, LLC on July 18, 2003 (the “Windy City Opinion”). On July 31, 2003, Westin Hotels Limited Partnership (“WHLP”), Westin Chicago Limited Partnership (the “Hotel Partnership” and, together with WHLP, the “Partnerships”), Westin Realty Corp. (“WRC”), and 909 North Michigan Avenue Corporation (“909 Corp.” and, together with WRC, the “General Partners”) retained Houlihan Lokey to serve as the financial advisor to WHLP in connection with any tender offer made subsequent to the Windy City offer regarding the units of limited partnership interest in WHLP (the “Units”). In connection with the services contemplated in Houlihan Lokey’s engagement with WHLP, the Board of Directors of WHLP subsequently requested that Houlihan Lokey render written opinions to the Board of Directors of WHLP as to the fairness, from a financial point of view, of the consideration to be received by the limited partners of WHLP in connection with: (i) tender offers from Kalmia Investors, LLC on July 24 and October 6, 2003; (ii) the initial tender offer from Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”) and WHLP Acquisition LLC; and (iii) the amended tender offer from Starwood and WHLP Acquisition LLC, dated December 22, 2003 ((i), (ii) and (iii) collectively and with the Windy City Opinion, the “Prior Opinions”). Most recently, and pursuant to Houlihan Lokey’s engagement with WHLP, the Board of Directors of WHLP has requested that Houlihan Lokey render a written opinion to the Board of Directors of WHLP as to the fairness, form a financial point of view, of the consideration to be received by limited partners of WHLP (the “Unitholders”) in connection with the tender offer from Kalmia Investors, LLC, Merced Partners Limited Partnership, Smithtown Bay, LLC, Global Capital Management, Inc., John D. Brandenborg and Michael J. Frey (collectively, the “Purchaser”) to purchase up to 117,025 Units at a price of $725 per Unit, in cash, reduced by the amount of distributions per Unit, if any, made by WHLP on or after December 31, 2003 (the “Kalmia Offer”).

     The Partnerships retained Houlihan Lokey based upon Houlihan Lokey’s experience in the valuation of businesses and their securities in connection with restructuring transactions, mergers, acquisitions, recapitalizations and similar transactions, particularly with respect to real estate investment trusts and other real estate companies. Houlihan Lokey is a nationally recognized investment banking firm that is continually engaged in providing financial advisory services and rendering fairness opinions in connection with mergers and acquisitions, leveraged buyouts, business valuations and securities valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructurings and private placements of debt and equity securities.

     On January 20, 2004, Houlihan Lokey delivered its written opinion (the “Opinion”) to the Board of Directors of WRC to the effect that, as of the date of such Opinion, on the basis of its analysis summarized below and subject to the limitations described below, that the consideration to be received by the Unitholders in connection with the Kalmia Offer is fair to such Unitholders from a financial point of view.

     The full text of the Opinion, which describes, among other things, general procedures followed, matters considered and limitations on the review undertaken by Houlihan Lokey in rendering its Opinion, is attached hereto and is incorporated herein by reference. The summary of the Opinion herein is qualified in its entirety by reference to the full text of the Opinion which is attached as Exhibit (e)(1) to the Schedule 14D-9 with respect to the Kalmia Offer. You are urged to read Houlihan Lokey’s Opinion in its entirety.

     The Opinion does not constitute a recommendation to the Board of Directors or any of the limited partners of WHLP on whether or not to support the Kalmia Offer and does not constitute a recommendation to any security holder on whether or not to tender in any offer. The Opinion is furnished for the benefit of the Board of Directors in evaluating the Kalmia Offer.

     As compensation to Houlihan Lokey for its services in connection with the rendering of the Opinion and the Prior Opinions the Partnerships have agreed to pay Houlihan Lokey professional fees of $405,000 to date. The Partnerships also agreed to indemnify Houlihan Lokey and its affiliates and related persons against certain liabilities, including liabilities under federal securities laws that arise out of the engagement of Houlihan Lokey, and to reimburse Houlihan Lokey for its reasonable expenses.

     The opinion does not address: (i) the fairness, from a financial point of view, of the Kalmia Offer with respect to any Units that continue to be held by the Unitholders following the consummation of the Kalmia Offer; (ii) the fair market value of any Units that continue to be held by the Unitholders following the consummation of the Kalmia Offer; (iii) the Purchaser’s underlying business decision to effect the Kalmia Offer; (iv) the Partnerships’ and/or the General Partners’ underlying business decision to endorse, reject, or remain neutral with respect to the Kalmia Offer; (v) whether any of WHLP’s Unitholders should participate in (or reject) the Kalmia Offer by tendering into such offer; (vi) the tax or legal consequences of the Kalmia Offer, including but not limited to tax or legal consequences to the Unitholders, the General Partners or the Partnerships; (vii) the fairness, advisability or desirability of alternatives to the Kalmia Offer; (viii) the fair market value of the Westin Michigan Avenue; (ix) the number of Units that may be tendered or accepted for the tender in the Kalmia Offer; or (x) the fairness of any aspect of the Kalmia Offer not expressly addressed in this Opinion, including the fairness of the Kalmia Offer as a whole. Furthermore, at the Partnerships’ request, Houlihan Lokey has not negotiated the Kalmia Offer or advised you or the Partnerships’ with respect to alternatives to it. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Hotel or WHLP, make any recommendations as to the form or amount of consideration to be received by the Partnerships, the limited partners, the General Partners or any other person in connection with the Kalmia Offer and related transactions.

     In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey has:

1.	held discussions with the General Partnerships’ senior management to discuss the Kalmia Offer, the operations, financial condition, future prospects and performance of the Westin Michigan Avenue and WHLP;

2.	reviewed WHLP’s financial statements as filed on Form 10-K for the two fiscal years ended December 31, 2002 and December 31, 2001, respectively;

3.	reviewed WHLP’s financial statements as filed on Form 10-Q for the quarterly period ended September 30, 2003;

4.	reviewed company-prepared consolidating financial statements for WHLP and the Westin Michigan Avenue for the fiscal years ended, December 31, 1999 through 2002;

5.	reviewed company-prepared financial statements for the Westin Michigan Avenue for the fiscal years ended December 31, 1998 through 2002;

6.	reviewed company-prepared trial balance sheet information for Westin Michigan Avenue as of November 30, 2003 and company-prepared preliminary income statements for Westin Michigan Avenue for the twelve-month period ending December 31, 2003, which WHLP’s management has identified as being the most current financial information available;

7.	reviewed a draft Refinancing Analysis prepared by JLL, dated July 24, 2003;

8.	reviewed copies of the following agreements:

•	the Amended and Restated Agreement of Limited Partnership of WHLP, as of December 31, 1986;

•	the Amended and Restated Agreement of Limited Partnership of the Hotel Partnership, as of December 31, 1986;

•	the Chicago FF&E Escrow Agreement, as of June 2, 1994;

•	the Amended and Restated Management Agreement among Westin Hotel Company and 909 Corp., the Hotel Partnership, and WHLP, as of August 21, 1986;

•	the First Amendment to Amended and Restated Management Agreement of the Hotel Partnership, as of June 2, 1994;

•	the Second Amendment to Amended and Restated Management Agreement, as of September 1, 1999;

•	the Third Amendment to Amended and Restated Management Agreement, as of

February 27, 2002;

•	the Mortgage and Security Agreement between 909 Corp. and Teacher Retirement System of Texas, dated August 21, 1986;

•	the First Amendment to Mortgage and Security Agreement, dated June 2, 1994;

•	the Promissory Note by and between 909 Corp. and Teacher Retirement System of Texas, dated August 21, 1986;

•	the First Amendment to Promissory Note, as of June 2, 1994;

•	the Loan Agreement by and between WHLP and the General Partner, as of June 2, 1994;

•	the Assignment and Assumption of Agreements by and between Westin Hotel Company and 909 Corp., as of December 31, 1997; and

•	the Restructuring Agreement by and among Teacher Retirement System of Texas, Westin Hotel Company, the General Partner, St. Francis Hotel Corporation, The Westin St. Francis Limited Partnership, 909 Corp., the Hotel Partnership and WHLP, as of June 2, 1994.

9.	reviewed the Tender Offer Statement filed on Schedule TO as of July 7, 2003 by Windy City Investments, LLC, Madison Windy City Investments, LLC, Madison Investment Partners 20, LLC, Madison Capital Group, LLC, The Harmony Group II, LLC and Bryan E. Gordon;

10.	reviewed the Tender Offer Statement filed on Schedule TO as of July 24, 2003, and Amendments No. 1 through Amendment No. 5 filed on Schedule TO from July 20, 2003 though September 28, 2003 by Kalmia Investors, LLC;

11.	reviewed the Tender Offer Statement filed on Schedule TO as of August 20, 2003, and the Tender Offer/Consent Solicitation Statements filed on Schedule TO from August 25, 2003 through September 30, 2003 by Starwood;

12.	reviewed the preliminary Proxy Statement filed on Schedule 14A filed with the Securities and Exchange Commission in May 2003;

13.	reviewed the Amendment to Schedule 13D filed by Kalmia Investors, LLC as of October 1, 2003;

14.	reviewed the Tender Offer Statement filed on Schedule TO as of October 6, 2003 by the Purchaser, and reviewed Amendment No. 1 through Amendment No. 4 to the Tender Offer Statement filed on Schedule TO from October 21, 2003 through November 10, 2003 by the Purchaser;

15.	reviewed the Tender Offer/Consent Solicitation Statements filed on Schedule TO as of

October 27, 2003, October 30, 2003, and November 4, 2003 by WHLP Acquisition LLC, a subsidiary of Starwood;

16.	reviewed the Solicitation/Recommendation Statement filed on Schedule 14D-9 as of November 13, 2003 by Madison/WP Value Fund IV, LLC, Madison Avenue Investment Partners, LLC, the Harmony Group II, LLC and Bryan E. Gordon;

17.	reviewed the Solicitation/Recommendation Statement filed on Schedule 14D-9 as of November 17, 2003 by the Purchaser;

18.	reviewed the Amendment No. 1 through Amendment No. 7 to the Tender Offer Statement filed on Schedule TO from November 24, 2003 through January 6, 2004 by WHLP Acquisition LLC, a subsidiary of Starwood;

19.	reviewed the Solicitation/Recommendation Statement filed on Schedule 14D-9 as of December 17, 2003 by Madison Liquidity Investors 103, LLC, Madison/WP Value Fund IV, LLC, Madison Avenue Investment Partners, LLC, the Harmony Group II, LLC and Bryan E. Gordon;

20.	reviewed the Tender Offer Statement filed on Schedule TO as of January 7, 2004 by the Purchaser and reviewed the Amendment No. 1 through Amendment No. 2 to the Tender Offer Statement TO from January 9, 2004 through January 16, 2004 by the Purchaser;

21.	conducted a review of preliminary, Hotel-level projections, industry analyst reports and reviews; and

22.	conducted other such analyses, studies and investigations as we deemed appropriate under the circumstances.

The following is a summary of the material financial analyses used by Houlihan Lokey in connection with providing the Opinion. This summary is qualified in its entirety by reference to the full text of the Opinion, which is attached as Exhibit (e)(1) to this Schedule 14D-9. The limited partners of WHLP are urged to read the full text of Houlihan Lokey’s opinion carefully and in its entirety.

Fairness Analysis

     In order to determine the fairness of the Kalmia Offer, from a financial point of view, to the limited partners of WHLP, Houlihan Lokey determined the value of the limited partnership interests of WHLP. In order to determine the value of the limited partnership interests of WHLP on a controlling interest basis, Houlihan Lokey used a net asset value approach as its primary methodology. Houlihan Lokey noted that WHLP’s most material asset is its interest in the Hotel.

     WHLP Net Asset Value Approach. In order to determine the value of the limited partnership interests of WHLP on a controlling interest basis, Houlihan Lokey estimated the enterprise value of the Hotel using the following methodologies: a) a net asset value approach based on capitalization rates exhibited in the hotel industry, b) a comparable transaction approach based on relevant financial information, ratios and public market multiples relating to selected acquisitions of companies in the lodging industry, and c) a comparable public company approach. The analyses required studies of the overall market, economic and industry conditions in which the Hotel operates and the historical and projected operating results of the Hotel.

     (a) Hotel Net Asset Value Approach. Houlihan Lokey derived an indication of the range of enterprise value for the Hotel by: a) applying capitalization rates to the Hotel’s adjusted net operating income (“NOI”) for the latest twelve months ending December 31, 2003 (the “LTM Capitalization Rate Approach”); and b) applying capitalization rates to the average of the Hotel’s adjusted NOI for the three years ended December 31, 2002 (the “Three Year Average Capitalization Rate Approach”).

     Based on the above, Houlihan Lokey calculated an indication of the enterprise value for the Hotel on a controlling interest basis, after adjusting for selling expenses, to be in the range of $97.02 million to $101.92 million.

     (b) Hotel Comparable Transaction Approach. Houlihan Lokey reviewed the consideration paid in certain change of control acquisitions of selected lodging companies. As demonstrated, below, the analysis showed that the multiples exhibited in the change of control transactions were as follows:

($'s in 000's)	Hotel Comparable Transaction Approach

	Low	High	Mean	Median

Enterprise value as a multiple of:
Latest twelve months earnings, before interest taxes, depreciation and amortization (“EBITDA”)	7.2x	23.3x	11.7x	10.7x
Enterprise value as a percentage of:
Latest twelve months NOI	7.0%	12.3%	10.5%	10.5%
Enterprise value as a dollar amount of:
Sales price per room	$50.79	$248.32	$117.02	$111.23

     No company or transaction used in the analysis described above was directly comparable to the Hotel. Accordingly, Houlihan Lokey reviewed the foregoing transactions to understand the range of multiples of EBITDA, NOI and number of rooms paid for companies in the lodging industry. Houlihan Lokey derived an indication of the range of enterprise value for the Hotel by: i) applying the latest twelve months EBITDA multiples to the Hotel’s adjusted latest twelve months EBITDA ended December 31, 2003, ii) applying the latest twelve months NOI multiples to the Hotel’s adjusted latest twelve months NOI ended December 31, 2003, and iii) applying the latest twelve months price per number of rooms to the Hotel’s number of rooms. Based on the above, Houlihan Lokey calculated an indication of the enterprise value for the Hotel on a controlling interest basis, after adjusting for selling expenses, to be in the range of $93.10 million to $110.74 million using this approach.

     (c) Hotel Market Capitalization Approach. Houlihan Lokey reviewed certain financial information of comparable publicly traded companies in the lodging industry (the “Public Comparables”) selected solely by Houlihan Lokey. The Public Comparables included the following four publicly traded companies: Four Seasons Hotels, Inc., Hilton Hotels Corporation, Host Marriott Corporation, and LaSalle Hotel Properties. Houlihan Lokey calculated certain financial ratios of the Public Comparables based on the most recent publicly available information. Houlihan Lokey’s analysis showed that the multiples exhibited by the Public Comparables were as follows below:

Hotel Market Capitalization Approach

	Low	High	Mean	Median

Enterprise value as a multiple of latest twelve months EBITDA	12.1x	16.0x	14.0x	14.0x

     Houlihan Lokey derived an indication of the range of enterprise value for the Hotel by applying the latest twelve months EBITDA multiples to the Hotel’s adjusted latest twelve months EBITDA ended December 31, 2003. Based on the above and by making certain adjustments to reflect: i) interest bearing debt and related third party debt as of November 30, 2003, ii) management’s estimated cash balances as of November 30, 2003, iii) the application of a control premium, and iv) selling expenses, Houlihan Lokey calculated an indication of the enterprise value for the Hotel, on a controlling interest basis, to be in the range of $119.18 million to $127.06 million using this approach.

Conclusion

     Based on the analyses above, Houlihan Lokey determined the enterprise value of the Hotel to be in the range of $102.0 million to $119.0 million (the “Enterprise Value Range”).

     Adjusting for cash, non-cash working capital, subtracting interest bearing debt as of November 30, 2003, which included the Teacher Retirement System of Texas note (the “TRST Debt”), related party debt, and accrued incentive management fees as of November 30, 2003, as well as certain liquidation expenses and minority interests, resulted in indications of proceeds to be allocated to the limited partners of WHLP on a controlling interest basis ranging from $86.6 million to $103.3 million, or a range of approximately $640.00 per unit to $760.00 per unit.

Assumptions

     As a matter of course, the Partnerships do not publicly disclose forward-looking financial information. Nevertheless, in connection with its review, Houlihan Lokey considered financial projections. These financial projections were prepared by the management of the Partnerships. The financial projections were prepared under market conditions as they existed as of approximately November 30, 2003 and the Partnerhips’ management does not intend to provide Houlihan Lokey with any updated or revised financial projections in connection with the Kalmia Offer or otherwise. The financial projections do not take into account any circumstances or events occurring after the date they were prepared. In addition, factors such as industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operation of the Partnerships, may cause the financial projections or the underlying assumptions to be inaccurate. As a result, because the financial projections are not necessarily indicative of future results, Houlihan Lokey did not rely on these financial projections in evaluating the fairness of the Kalmia Offer.

     For purposes of its opinions, Houlihan Lokey has not undertaken any inquiry as to, or taken into consideration, the possible tax consequences of the Kalmia Offer (including whether Limited Partners will recognize taxable income as a result of accepting the Kalmia Offer). Such tax consequences could be material and could affect the analysis underlying the conclusions reached in the opinions.

     In arriving at its opinions, Houlihan Lokey reviewed key economic and market indicators, including, but not limited to, growth in the U.S. Gross Domestic Product, inflation rates, interest rates, consumer spending levels, manufacturing productivity levels, unemployment rates and general stock market performance. The opinions are based on the business, economic, market and other conditions as they existed as of January 20, 2004. In rendering its opinions, Houlihan Lokey has relied upon and assumed, without independent verification that the accuracy and completeness of the financial and other information provided to Houlihan Lokey by the management of the Partnerships, including the projections, was reasonably prepared and reflects the best currently available estimates of the financial results and condition of the Partnerships; and that no material changes have occurred in the information reviewed between the date the information was provided and the date of either opinion. Houlihan Lokey did not independently verify the accuracy or completeness of the information supplied to it and does not assume responsibility for it. Houlihan Lokey did not make any independent appraisal of the specific properties or assets of the Partnerships other than the Hotel as described herein.

     The summary set forth above describes the material points of more detailed analyses performed by Houlihan Lokey in arriving at its opinions. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and application of those methods to the particular circumstances and is therefore not readily susceptible to summary description. In arriving at its opinions, Houlihan Lokey made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses and summary set forth herein must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, or portions of this summary, could create an incomplete and/or inaccurate view of the processes underlying the analyses set forth in Houlihan Lokey’s opinions. In its analysis, Houlihan Lokey made numerous assumptions with respect to the Partnerships, the Kalmia Offer, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the respective entities. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses. Additionally, analyses relating to the value of businesses or securities of the Partnerships are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.